Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces Receipt of Delinquency Notification Letter from Nasdaq

XIAMEN, China, April 20, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality interactive entertainment games, toys and educational materials in China, today announced that it received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 15, 2020 indicating that the Company is not currently in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rules (“Listing Rules”) for continued listing on the Nasdaq Capital Market, as the closing bid price for the Company's ordinary shares listed on the Nasdaq Capital Market was below $1.00 per share for 30 consecutive business days. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The Notice provided that the Company had a period of 180 calendar days from the date of the Notice, or until October 12, 2020, to regain compliance with the minimum bid price requirement.

On April 17, 2020, the Company received an additional notification letter (together with the Notice, the “Notices”) from Nasdaq stating that Nasdaq has determined to toll the compliance periods for bid price and market value of publicly held shares requirements (collectively, the “Price-based Requirements”) through June 30, 2020. In that regard, on April 16, 2020, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission. As a result, companies presently in compliance periods for any Price-based Requirements will remain at that same stage of the process and will not be subject to being delisted for these concerns. Starting on July 1, 2020, companies will receive the balance of any pending compliance period in effect at the start of the tolling period to regain compliance.

Accordingly, since the Company had 179 calendar days remaining in its bid price compliance period as of April 16, 2020, it will, upon reinstatement of the Price-based Requirements, still have 179 calendar days from July 1, 2020, or until December 28, 2020, to regain compliance.

The Notices have no immediate effect on the listing of the Company’s securities. Pursuant to the Notices, the Company now has until December 28, 2020 to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before December 28, 2020, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance to the Company. In the event that the Company does not regain compliance by December 28, 2020, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares and will continue to consider its available options to address the deficiency during the compliance period.

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About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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